Locke Liddell & Sapp LLP
Attorneys & Counselors
2200 Ross Avenue		(214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, Texas 75201-6776	Austin • Dallas • Houston • New Orleans • Washington, D.C.	www.lockeliddell.com
December 22, 2005
Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Landwin REIT, Inc.
Form S-11
Filed on November 7, 2005
File no. 333-129534
Dear Ms. Wolff:
     Landwin REIT, Inc. (the “Company”) is in receipt of the Commission’s comment letter dated December 6, 2005. We appreciate your prompt response. Set forth below is a re-type of each of the Commission’s comments followed by each of the Company’s responses. Except as otherwise noted, all cites to page numbers refer to the page numbers of the clean courtesy copy delivered to you and the examiners listed in the comment letter.
General Comments
1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

The Company does not intend to include a logo, photograph, map or other artwork or captions in the prospectus.

2.	On page 68, you state that you “have no present expectation of repurchasing any of our common stock except pursuant to [your] stock redemption program.” Please revise the registration statement to include a description of the share redemption program.

The Company advises the Commission that it has no current intention of redeeming or repurchasing its stock. No redemption program has been adopted. As a result, the Company has deleted all disclosure regarding stock repurchases and redemptions.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Please see the Company’s response to Comment 2.

4.	Please advise us how the redemption of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. This discussion should address compliance with Regulation M in the current offering and any offerings that may take place in the future.

Please see the Company’s response to Comment 2.

5.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of Industry Guide 5.

The Company does not have any promotional materials and sales literature. The Company does not intend to sell its securities through broker-dealers. The Company, through its officers, will sell its securities directly to investors.

6.	We note that you do not appear to have included a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please revise or alternatively tell us why it is not appropriate. Refer to Item 502 of Regulation S-K.

The referenced language is included on the back cover page of the prospectus.
Cover
7.	It appears that your Cover Page is over one page long. Please revise to limit the Cover Page to one page. Refer to Item 501(b) of Regulation S-K.

Prior to distributing the prospectus, the Company will have the cover page typeset so that it becomes one page long.

8.	Please revise to note the price per share of the shares being offered at the top of the Cover Page.

The Company has added the requested disclosure to the cover page of the prospectus.

9.	You state that the Risk Factor section beings on page 23. Please revise to note that the Risk Factor section begins on page 21.

The cite to “Risk Factors” has been changed to page 28, which is the first page of “Risk Factors” in the clean copy of the Form S-11 provided to you.

10.	We note that the managers of your Advisor will each receiving closing fees of $1.25 million upon the initial closing of the first $50 million in proceeds received and an additional $1.25 million upon the acceptance by you of an additional $50 million in offering proceeds. Please revise here and in the document in more detail to discuss the services being rendered for this fee. For example, but without limitation, please note whether the services include the managers’ participation in the offering of your securities. Further, please tell us why the managers need not register as broker-dealers under Section 15a of the Exchange Act.

Please note that the fee previously labeled a “closing fee” has been re-designated as a “formation fee,” to more accurately identify the reason for its payment. The managers of our Advisor will each receive formation fees. The services to be provided in return for this fee include services related to the formation of the Company, such as management of the registration process. The payment will be made to Sylvia, Inc. and SmithDennison Capital, LLC pursuant to a contract initially entered into with our Advisor that has been assigned to these two entities.

The formation fee is not being paid in connection with the managers’ participation in the offering of the Company’s securities. Martin Landis and Sean Dennison are both non-employee executive officers of the Company. The Advisor’s managers are Sylvia, Inc. and SmithDennison Capital, LLC, which are controlled by Martin Landis and Sean Dennison, respectively. In their positions as managers of the Advisor, which is responsible for managing the operations of the Company, Mssrs. Landis and Dennison will have substantial ongoing responsibilities related to the Company’s operations.

Rule 3a4-1
The Company request’s that you consider the applicability of Rule 3a4-1. Rule 3a4-1 is a non-exclusive safe harbor that provides that persons associated with an issuer meeting its conditions do not have to register as broker-dealers. The SEC continues to consider no-action requests when a person’s activities do not come squarely within the safe harbor. The intent of the safe harbor is to exclude agents specifically hired to sell securities and promoters regularly engaged in actively marketing securities. An associated person of the issuer is defined as “any natural person who is a partner, officer, director, or employee of (i) the issuer...(iii) a company or partnership that controls, is controlled by, or is under common control with, the issuer...” An associated person of the issuer comes within the provisions of Rule 3a4-1 if he:

(1) Is not subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act (disqualifications based upon filing misrepresentations and various Securities Act abuses)
(2) Is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
(3) Is not at the time of his participation an associated person of a broker or dealer; and
(4) Meets any one of three other conditions.

The condition referred to in (4) that is applicable to this situation is (a)(4)(ii), which provides that the associated person meet all of the following conditions: (a) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (b) was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (c) does not participate in selling an offering of securities for any issuer more than once every 12 months, other than in reliance on other portions of Rule 3a4-1.

(1) Statutory disqualification Neither of Messrs. Landis or Dennison are subject to any statutory disqualification.

(2) Compensation
Neither of Messrs. Landis or Dennison will receive any compensation in connection with the sale of securities. They are indirectly being compensated by the Company for the services they are providing in connection with the formation of the Company and assistance being provided in connection with the registration process.

(3) Association with a broker-dealer
Rule 3a4-1(c) defines an associated person of a broker or dealer as being “any partner, officer, director, or branch manager of such broker or dealer (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such broker or dealer, or any employee of such broker or dealer...” Currently, neither Mr. Landis nor Mr. Dennison is an associated person of a broker or dealer.

(4) Other Conditions
Lastly, we must consider whether Messrs. Landis and Dennison come within the provisions of Rule 3a4-1(a)(ii). The first condition is that the person perform substantial duties on behalf of the issuer other than transactions in securities. As previously discussed, they both intend to perform substantial duties for or on behalf of the issuer other than in connection with transactions in securities. In the adopting release for Rule 3a4-1, the SEC took note of the situation of “start-up” companies, and explained that “the safe harbor generally would be available to associated persons participating in an initial offering of an issuer where, because of the “start-up” nature of the issuer, the associated persons are not engaged in any activities other than those relating to the offering. The safe harbor would be available to such associated persons if they will primarily perform or are intended to perform substantial other duties for the issuer at the end of the offering.” This is clearly the case in our situation. In fact, the Form S-11 Registration Statement discloses as one of the risks of to the Company’s business that if Messrs. Landis and Dennison are unable to perform the duties of the Company’s Advisor, the Company’s business may be negatively impacted. They both intend to provide substantial services for the Company that are not related to the offering of securities.

The second condition is that the person not have been an associated person of a broker or dealer within the preceding 12 months. Martin Landis has never been an associated person of a broker or dealer and has not been in the business of selling securities. Sean Dennison was previously briefly a registered representative of Merrill Lynch, Morgan Stanley, Private Equity Investors Group and Grant Bettingen, but terminated his association with each of these firms prior to conducting any solicitations of any securities clients or conducting any securities business whatsoever. Mr. Dennison terminated his association with Merrill Lynch in March 2002, with Morgan Stanley in December 2002, with Private Investors Equity Group in April 2003, and with Grant Bettingen in December 2005. Mr. Dennison maintained his securities licenses by becoming associated with Grant Bettingen in anticipation of the possibility of using a broker-dealer to distribute the securities in this offering. However, the decision was made not to engage any broker-dealers, and so Mr. Dennison terminated his association. Mr. Dennison has never actually worked at Grant Bettingen as a registered representative or in any capacity or effected any transactions in securities through this or any firm. Mr. Dennison never sought to open or actually opened a single client account at any of these firms, and did not develop a single securities account client, and so he is not and will not be in any position to influence any former securities clients, because no such clients exist. In the adopting release for Rule 3a4-1, the SEC explained the reason for excluding associated persons of a broker or dealer from the rule were (1) concern that the integration of brokerage activities performed in the course of employment with the broker-dealer and sales of securities effected on behalf of the issuer would result in the conclusion that such persons are brokers; and (2) the “potential for abusive sales tactics or confusion of investors stemming from the dual affiliation of the associated person...” Given the non-existence of activity by Mr. Dennison with any brokerage firm, the Company submits that the neither of these concerns are implicated by Mr. Dennison’s previous activities, and suggest that his previous association should not result in the conclusion that Rule 3a4-1 is unavailable to him. The Staff has previously taken a position that association with a broker-dealer within the past twelve months did not require registration when there was no likelihood that any previously established securities client relationship could be abused.[1]

No-Action Relief
The Staff continues to make determinations about whether employees of an issuer who are involved in the sales process need to register as a broker-dealer on a case by case basis when the facts do not come squarely within Rule 3a4-1. Some of the factors that are typically considered are as follows:
(1) Is the individual under the issuer’s supervision, meaning is he an employee or an independent contractor? Employees are less likely to have to register as broker-dealers than are non-employees.
(2) Is the employee’s compensation fixed, or is it tied to the amount of securities sold.

[1]	United Income, Inc., S.E.C. No-Action Letter, Dec. 8, 1993 (two corporations in a holding company structure were licensed broker-dealers, but employees of a related entity not required to register, if broker-dealer entity was dissolved prior to the offering).

(3) Does the employee devote a substantial amount of time to services for the issuer that are not related to the sale of securities?
(4) Will the employee’s employment terminate at the end of the offering?
(5) Has the employee in the past participated in, or will the employee in the future participate in, securities offerings for this or any other issuer?[2]

Compensation
Payment to the employee is an important factor both in determining whether the individual is effecting transactions in securities and whether the individual is motivated to use high pressure sales tactics for which special investor protection measures are needed.

Substantial duties
Another factor is what portion of the employee’s time is spent selling securities versus conducting other activities. The more incidental selling efforts are to the employee’s job, the less likely that he will need to register. The Staff is interested in determining whether these are full time employees or whether the employees were hired by an issuer for the express purpose of assisting in the sale of securities.

Application
Messrs. Landis and Dennison are under the issuer’s supervision, as they are both executive officers, even though they are non-employees. They will not be paid any compensation in their position as executive officers based on the sale of securities. They both have substantial duties for the issuer in their role as the managers of the Advisor that do not relate to the sale of securities. The provision of these services will not terminate at the end of the offering. Mr. Landis has never participated in the securities business. He was involved in selling a corporation in 1969; however, that was the sale of an entire business and not truly a securities offering. Mr. Dennison has never participated in a securities offering as a broker-dealer for another issuer.

Messrs. Landis and Dennison are the non-employee executive officers of the issuer. Entities controlled by them, Sylvia, Inc. and SmithDennison Capital, LLC are the managers of the Company’s Advisor, and the payment of the formation fee will be made to these entities pursuant to a separate contract relating to work done regarding the formation of the Company. The Company advises the Commission that Messrs. Dennison and Landis will not be compensated for selling securities.

11.	We note that members of your Advisor will receive introduction fees of $2.5 million upon the initial closing of the first $50 million in proceeds received and an additional $2.5 million upon the acceptance by you of an additional $50 million in offering proceeds. In light of the incentives to the Advisor in reaching the minimum offering, please tell us why these members need not register as broker-dealers under Section 15a of the Exchange Act.

[2]	See generally Argonaut Energy Corporation, S.E.C. No-Action Letter, April 15, 1973; Wilson & Sons Energy, S.E.C. No-Action Letter, September 24, 1982.

Please note that the fee previously labeled an “introduction fee” has been re-designated as a “database fee,” to more accurately identify the reason for its payment. Three members of the Advisor, Jack R. Andrews & Associates, LLC, Commercial Real Estate Properties, LLC and Muir, LLC (collectively, the “Database Owners”) will share a database fee of $2.5 million upon the initial closing of the first $50 million in proceeds and an additional $2.5 million upon the closing of an additional $50 million. Please note that there are other members of our Advisor who are not receiving the database fee. The database fee is being paid in exchange for allowing the Company to have exclusive access to (1) a database that includes the name, contact, and other valuable personal information for approximately 100,000 home-buying network members with whom the Database Owners have a pre-existing business relationship and who the Company intends to approach regarding an investment in the Company, and (2) meetings of the network members. Jack Andrews is the Manager of Jack R. Andrews & Associates, LLC, Marshall Reddick is the Manager of Commercial Real Estate Properties, LLC and Tom Casault is the Manager of Muir, LLC.

The Database Owners have been in the real estate business for many years. Mr. Reddick has a real estate broker license issued by the State of California, has been involved in real estate since the mid-1970s, and has turned his real estate activities into a full-time occupation since his retirement from a college professor position in 2001-2002. Messrs. Casault and Reddick have been partners in real estate for the past 15 years. Mr. Andrews has been a real estate developer for many years. Messrs. Casault, Reddick and Andrews all became partners approximately six years ago, and continued to build a network of private individuals who are interested in acquiring real estate. At regular meetings held throughout the state of California, they meet large numbers of individuals to inform and assist them in acquiring residential real estate. As individuals become members of the home-buying network and transact real estate acquisitions, they provide the Database Owners with detailed information about themselves which is stored in a database owned by the Database Owners. Membership in this home-buying network and attendance at the meetings is free. The Company will have exclusive access to this database and to meetings of the network members.

The Database Owners are not required to register as a broker-dealer under Section 15a of the Exchange Act because they are not involved in “effecting” transactions in securities. In order to “effect transactions” in securities, a person must “become involved in the negotiations ... [or] undertake an advisory, evaluative or decision-making function.” A person who does is not involved in any of these activities but instead simply provides information regarding potential investors to an issuer and facilitates interaction between them is a “finder” and not a “broker.”[3] Through the issuance of no-action letters, the SEC has set forth various factors its considers when determining whether the activities of a finder are such that broker-dealer registration is required. No one of the factors is considered dispositive. These factors generally are as follows:

(1) Was the finder involved in negotiations for the sale of securities?

(2) To what extent did the finder discuss the details of the nature of the securities or did he make any recommendations?

(3) Was the finder compensated on a commission basis linked to sales?

[3]	Financial Charters & Acquisitions, Incorporated, S.E.C. No-Action Letter, Nov. 25, 1984, citing to the staff’s statement in F. Willard Griffith, II, Oct. 7, 1974.

(4) Was the finder previously involved in sales of securities?

The Database Owners will not be involved in the sale of securities, therefore, the Company believes the Commission should not deem them to be brokers.

12.	Please reconcile the disclosure regarding payments to members of Advisor for the introduction fee with the disclosure on page 72 that you will pay the flat fee to “ARC Partners, LLC for introduction to a network of individual residential real estate investors to Jack R. Andrews & Associates, LLC, Commercial Real Estate Properties, LLC and Muir, LLC.” Please tell us the natural persons who control ARC Partners.

The referenced disclosure has been corrected. Please see page 81. Please note that ARC Partners, LLC was never formed, and has no relation to this offering. The reference to ARC Partners has been deleted.

13.	Please revise the fifth bullet point to disclose that asset management fees are based on amounts invested rather than on performance and thus may motivate the Advisor to recommend riskier investments.

The requested disclosure has been added. Please see new bullet point six on the cover of the prospectus.

14.	With respect to your tenth bullet point, please revise to disclose why this is a risk and if the risk is that you may use offering proceeds to make distributions, please revise to so state. In this connection, we note that you have not included a corresponding risk factor in your risk factor section. Further, with respect to the ninth bullet point, please tell us whether this limitation appears in your charter or by-laws.

The limitation set forth in the ninth bullet point is not set forth in the Company’s charter or bylaws. This is an undertaking to stockholders by the Company. The Company has added new bullet point 8 in response to the remainder of your comment. In response to the comment on the length of the cover page of the prospectus, the Company has deleted all but the most material risk factors from the prospectus cover page.
Questions and Answers about this Offering, page 10
15.	Please be aware that we view the Question and Answer section and the Summary section of the prospectus to be one section. Your Q&A should not repeat any information that appears in the summary and vice versa. To the extent there is repetitive text in these sections, please revise to minimize the repetition. We note, for example, that both sections contain information relating to your UPREIT structure and restrictions on share ownership. As written, the Q&A and Summary sections are lengthy and do not provide investors with a clear, concise and coherent “snapshot” description of the most significant aspects of the offering. Please limit your summary to key information about your business and your offering, and provide the more detailed disclosure in the body of the prospectus. Refer to Securities Release 33-6900 and Item 3 of Industry Guide 5. In this connection, please also revise to discuss the most material risk factors no later than page 2 of the summary and to omit the numerous cross-references from your summary.

The Company has deleted provisions in the Q&A that are duplicative. The Summary has likewise been edited to delete “non-key” information, including risk factors that are not the most material. All cross-references have been deleted.
Prospectus Summary, page 15
16.	The introductory paragraph states that the “summary is not complete.” While we understand that a summary, by its very nature, is not a complete discussion of all the factors affecting an investment in your company’s common stock, your current disclosure implies that your disclosure under this heading represents an incomplete summary. Please revise to remove this qualification or to ensure that the section summarizes the material elements of the offering.

The Company has deleted the referenced language. The Company believes the summary is a complete summary.

17.	Please revise to include a separately captioned discussion regarding the compensation to be paid to your Advisor and its affiliates.

The requested disclosure has been added. Please see “Summary — Compensation to our Advisor and Affiliates” on page 21.

18.	Please revise to include a separately captioned discussion of conflicts of interest that identifies all persons and entities with conflicts of interests or potential conflicts of interests, describe the nature of each person’s affiliation with you and discuss the nature of each conflict identified.

The requested disclosures has been added. Please see “Summary — Conflicts of Interest” on page 25.
Landwin REIT, Inc., page 15
19.	We note on page 63, that you may invest in “first mortgages or second or more junior mortgages, mezzanine loans and preferred equity investments.” Please revise this section to briefly discuss the nature of the “real estate related investments” in which you may invest. Please revise to include disclosure that you there is no limitation on the amount that you may invest in subordinated loans, uninsured and non-investment grade mortgage loans, subprime loans and balloon loans.

The requested disclosure has been added. Please see the first page of the Summary and page 71.

20.	You refer to your website at www.landwinreit.com. Please note that this is not a functioning website. Please revise or advise as necessary.

All references to the website has been deleted since it is not yet functioning.
Our Management, page 15
21.	You state that a majority of your directors will be independent. Please revise to note that a majority of your directors are currently independent.

The requested disclosure has been added. Please see page 17.
Description of Real Estate and Real Estate Related Investments, page 15
22.	Please revise to disclose if there are any limitations on the amount that you may invest in any type of permitted investment.

The requested disclosure has been added. Please see page 17.
Prior Investment Programs, page 17
23.	You state that “Sylvia, Inc. and its affiliates, principal officer and his preceding affiliates, have previously sponsored 60 privately offered real estate programs since 1969.” Please revise to note if SmithDennison Capital, LLC has previously sponsored any real estate programs.

The requested disclosure has been added. Please see “Summary — Prior Investment Programs.”
Dividend Reinvestment Plan, page 18
24.	In the last sentence of this section, you refer to the “Description of Capital Stock — Dividend Reinvestment Plan” section of the prospectus. Please note that the Description of Capital Stock section does not include a description of your Dividend Reinvestment Plan. Revise as necessary.

The referenced cross-reference has been deleted.
Listing, page 18
25.	Please revise to disclose that if the shares become listed you intend to acquire your Advisor or establish a fee structure appropriate for an entity with a perpetual life.

The requested disclosure has been added. Please see page 20.

Risk Factors, page 21
26.	We note that your risk factors include repetitive disclosures. For example but without limitation, you discuss the risk of competition on pages 22, 28, 29, 31 and 41. For another example you discuss the risks of delays in making investments on pages 21 and 26. Please revise as necessary to eliminate repetitive disclosure.

The Company has eliminated duplicative risk factors.
Your interest may be diluted if we issue additional shares, page 22
27.	You state in the last bullet that investors may experience dilution if you “issue common stock upon the exercise of the options.” Please advise us as to the options you are referring to.

The referenced disclosure has been revised to clarify that the reference is to stock options that may in the future be issued to officers, employees (if any) or directors of the REIT or its Advisor. See page 29.
We might experience reduced net interest income or a loss from holding fixed rate investments during periods of rising interest rates, page 27
28.	We note your statement that you may fund your investments with short-term borrowings. Please revise to indicate the nature of your investments that may be funded with short term-borrowings.

The reference to short-term borrowings has been deleted.
Estimated Use of Proceeds, page 51
29.	You state on page 75, that “many of the organization and offering expenses, such as costs of registering and qualifying the shares and legal, accounting and printing expenses, will be incurred in the initial stages of this offering regardless of the amount of proceeds we raise.” In light of this statement, please revise footnote number 3 to explain the difference between the minimum and maximum offering expenses.

The Company has revised the language on page 56.

30.	We note your statement that after investments and expenses directly associated with the offering the remainder of the offering proceeds will be used to pay offering expenses, “including selling commissions and marketing support.” Please tell us where you have discussed these selling commissions and marketing support fees. In this connection, we note your reference to “certain soliciting dealers” on page 123 but no discussion of selling commissions to be paid to such soliciting dealers.

The referenced disclosure on page 56 has been revised. The referenced disclosures on page 134 has been deleted.
Management of the Company, page 52
Martin Landis, page 52
31.	You state that Mr. Landis has served as the Chief Executive Officer of Sylvia, Inc. and other entities affiliated with the general business of Landwin from 1987 to the present. Please revise to note the “other entities” for which Mr. Landis has served as the Chief Executive Officer. Also, please provide a description of the entity you refer to as Landwin. This description should include, but not be limited to, the entity’s full name and its relationship to you if any.

The referenced language has been revised. Please see page 57.
Paul Sigelman, page 53
32.	Please revise to note Mr. Sigelman’s business experience over the last five years. Refer to Item 401(e) of Regulation S-K.

The referenced disclosure has been added. Please see page 57.
Board of Director, page 53
33.	You state that one director will be eligible for re-election per year. Please revise to explicitly note the term of your directors. Refer to Item 401(a) of Regulation S-K.

The requested disclosure has been added. Please see page 58.
Principal Stockholders, page 57
34.	Please revise to include footnote disclosure of the natural persons who control Landwin Advisors.

The requested disclosure has been added. Please see footnote on page 66.
Our Structure and Formation, page 58
35.	We note that you are a recently formed company. Please expand your disclosure to provide general information as to the company, the date on which the governing documents became operative and the date on which they will expire. If the duration of the registrant may be sooner terminated or may be extended, outline briefly the pertinent provisions.

The requested disclosures has been added. Please see page 66.

Real Estate Related Investments, page 63
36.	In the second full paragraph, you state that if you obtain appropriate mortgage licenses, you may originate loans. Please revise to disclose whether you plan to obtain a mortgage license and to disclose any steps you have taken to date towards obtaining the licenses.

The requested disclosures has been added. Please see page 71.

37.	Please revise to discuss in further detail the underwriting criteria you will use to acquire or make mortgage loans. For example, we note disclosure in your risk factor section that you may invest in uninsured and non-investment grade mortgage loans and subprime loans and balloon payment loans. Further, we note your disclosure on page 85 that you anticipate your investments will have a short time horizon. Does this mean that you intend to make short-term mortgage loans? Please revise to discuss the anticipated term of your loans.

The requested revisions have been made. Please see pages 44, 71, and 72.

38.	You state that you may invest in preferred equity investments. Please revise to state the criteria that will be followed in the purchase of such securities. Refer to item 13(c) of Form S-11. For example, but without limitation, please note whether you require an issuer to have a minimum net income before you will invest.

The disclosure has been revised as requested. Please see page 72.
Borrowing Policies, page 64
39.	Please revise to discuss your policies with respect to financing the acquisition or origination of mortgage loans.

The disclosure has been revised as requested. Please see page 73.
Conflicts of Interest, page 69
40.	We note your introductory statement that the diagram sets forth the relationship between you, the Advisor, the dealer-manager and your promoter. Please revise to identify the “dealer-manager” and include disclosure in the appropriate section of the document discussing such dealer-manager.

The mention of a dealer-manager was an error. The disclosure has been corrected.

41.	Please revise the first paragraph to disclose the ownership percentages in your Advisor by each of your officers and directors and the identity of your officers who are also officers of your Advisor’s affiliates.

The requested disclosure has been added. Please see page 78.

42.	You state that the managers of your Advisor may each engage in one competitive project per year. Please revise to provide a detailed definition of a “competitive project.”

The requested disclosure has been added. Please see page 78.

43.	Please revise to include a discussion of the conflicts in connection with the management fees and the termination fees.

The requested disclosure regarding management fees has been added. Please see page 80. No disclosure regarding termination fees has been added because no termination fee will be paid upon the termination of the advisory agreement. Only unpaid fees and expenses will be paid.
Certain Relationships and Related Transactions, page 72
44.	Please revise to note the ownership percentages in our Advisor for each of its minority shareholders.

The requested disclosure has been made. Please see page 81.

45.	Please revise to disclose the amount of the introduction and closing fees and identify the persons to whom these fees will be paid.

The requested disclosure has been added. Please see page 81, 82.
The Advisor, page 72
The Advisory Agreement, page 72
46.	On page 71, you discuss your “agreements and arrangements with [your] Advisor.” In this section, you state that you “will enter into an advisory agreement with [your] Advisor prior to the commencement of the offering.” It is unclear from your disclosure whether you will enter into or whether you already have entered into an agreement with your Advisor. Please revise to clarify your disclosure.

The advisory agreement has not yet been signed, but will be signed prior to the Form S-11 being declared effective by the Commission.
Acquisition and Development Stage, page 76
47.	You state that your Advisor will receive 5.50% “of the contract purchase price for a property acquired directly or through a joint venture.” Please revise to note whether your advisor will receive 5.50% of the contract price independent of how much you contribute towards the contract price as part of a joint venture.

The disclosure has been revised. Please see page 85.

48.	We note your disclosure that reimbursement of acquisition expenses will not exceed .5% of the funds you advance with respect to real estate related investments. Please clarify whether you mean .5% of the amount of the investment or .5% of the amounts expended.

The disclosure has been revised. Please see page 85.
Operational State, page 77
49.	You state that your Advisor receives a fee for “supervising the management, leasing, development and construction services provided for [your] properties by third parties.” Please revise to disclose whether there is currently an affiliate of your Advisor that performs management, leasing, development or construction services for properties or if your Advisor or its affiliates have plans to form such an entity.

The disclosure has been revised. Please see page 86.

50.	Please revise to disclose whether there is a cap on the amount of reimbursement for services provided by your Advisor for which they do not otherwise receive a fee and disclose examples of the nature of such services.

The disclosure has been revised as requested. Please see footnote 3 to the table and the last paragraph under “The Advisor-Compensation and Expenses.”
Disposition Stage, page 77
51.	You state that a disposition fee will be payable to your Advisor upon sale of one or more properties or real estate related investments only if your Advisor provides a “substantial” amount of services in connection with the sale of a property or real estate related investment. Please revise to describe how this determination will be made, including who will make such a determination and the criteria to be used to make such determination.

The requested disclosure has been added. Please see page 87.
Subordinated Participation in Landwin OP, page 77
52.	Please revise to include the distribution of net sales fee under the operational stage as well as the disposition stage.

The disclosure has been revised as requested. Please see page 23, 86, and 87.
Selection Financial Data, page 82
53.	You note that your Advisor has made a capital contribution to Landwin OP for which it acquired limited partnership units of the operating partnership. Please revise this section to note the date and the amount of the contribution.

The disclosure has been revised as requested. Please see page 93.
Managements Discussion and Analysis of Financial Condition and Results of Operations, page 83
54.	Please disclose and discuss your financial and non-financial performance indicators that management will use to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

The referenced disclosure has been added. Please see page 93.
Liquidity and Capital Resources, page 84
55.	Please revise your disclosure to include the anticipated cash outlay under the advisory agreement with your Advisor and affiliates.

The requested disclosure has been added. Please see page 95.

56.	Please revise to note whether you have sufficient cash resources, without the proceeds of this offering, to continue in operation for the next twelve months. If necessary, you may differentiate between cash needed to maintain versus grow the operations.

The requested disclosure has been added. Please see page 95.
Summary of Reinvestment Plan, page 88
57.	On the cover page, you state that of the 25,000,000 shares of common stock that you have registered, you are offering up to 5,000,000 shares to participants in our reinvestment plan. In this section, you state that shares of common stock will be available for purchase, under your reinvestment plan, out of the additional 2,000,000 shares registered with the SEC in connection with this offering. Please advise us as to the reason for the discrepancy in the number of shares or revise as necessary.

The typographical error has been corrected. Please see page 99.
Prior Performance Summary, page 85
58.	You state that your other sponsor, SmithDennison Capital, LLC and its chief executive officer, Sean Dennison, have previously co-sponsored and advised two real estate programs, both with Sylvia, Inc., and Martin Landis, both of which are included in your Prior Performance Tables. Please confirm that these programs sponsored by SmithDennison Capital, LLC are included in the discussion in this section.

The prior disclosure was incorrect. Neither SmithDennison Capital, LLC nor Sean Dennison have previously sponsored any real estate programs. The disclosure has been revised. Please see pages 19, 96-97.
Prior Investment Programs, page 86
59.	Please revise to identify the other public real estate program sponsored by Martin Landis or an affiliate managed by Martin Landis and identify the affiliate managed by Martin Landis that sponsored such public real estate program.

The disclosure has been revised as requested. Please see page 97.

60.	You include a discussion regarding your prior programs from December 31, 1997 through October 1, 2005. Please revise to discuss your sponsor’s experience in the last ten years. In this connection, please disclose the number of programs sponsored, the total amount of money raised from investors, the total number of investors, the number of properties purchased, the location by region, the aggregate dollar amount of property purchased, the percentage that are commercial and residential, the percentage of new, used or construction properties and the number of properties sold. Please include a separate presentation for public and non-public programs. Refer to item 8.A. of Guide 5.

The disclosure has been revised as requested. Please see pages 96-98.

61.	Please include the undertaking discussed in Item 8.A.3. of Guide 5.

The Company has not included the undertaking discussed in Item 8.A.3 of guide 5 because the only prior public program was sold in 1971.

62.	Please expand on your statement that each of the prior programs had investment objectives that are similar to yours by disclosing the factors considered in determining that the prior programs have investment objective similar to the registrant.

The disclosure has been revised as requested. Please see page 97.

63.	We note your disclosure that all of the prior Landwin real estate programs have met and continue to meet their principal investment objectives and have not suffered any material adverse business development. Please expand this disclosure in light of the net losses disclosed in Table III.

The disclosure has been revised as requested. Please see page 98.
Transfer Restrictions, page 111
64.	We note that your declaration of trust provides that any transfer of shares that would violate your share ownership limitation is null and void. Please expand your disclosure to discuss any restrictions on the transferability of shares imposed by state suitability standards or blue sky laws. Refer to Item 16 of Industry Guide 5.

The disclosure has been revised. Please see “Description of Capital Stock-Transfer Restrictions” on page 124.
Subscription Procedures, page 123
65.	Please revise to describe the representations and warranties included in your subscription agreement, their effect, your reasons for requiring them and the circumstances under which the you would assert them.

The requested disclosure has been revised. Please see “Plan of Distribution-Subscription Procedures- Procedures Applicable To All Subscriptions” on page 135.
Independent Auditors’ Report, page F-2
66.	We note you have engaged the accounting firm of Roth, Bookstein & Zaslow, LLP to audit your October 24, 2005 balance sheet. We also note that the firm of Roth , Bookstein & Zaslow, LLP has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is publicly registered with the PCAOB to re-audit the October 24, 2005 balance sheet and file a new Form S-11 that includes the audit report of the new accountant.

The Company has engaged the firm of Pohl, McNabola, Berg & Company, LLP to perform its audit. Pohl, McNabola, Berg & Company, LLP is a PCAOB registered firm. The audit report of Pohl, McNabola, Berg & Company, LLP is included in Amendment No. 1.
Note 2 — Summary of Significant Accounting Policies, page F-4
67.	Please revise to include a discussion of your consolidation policies specifically related to Landwin LLC and Landwin OP. Additionally please tell us why the capital contribution made by your advisor to Landwin OP referenced on page 82 was not included in your balance sheet as of October 24, 2005.

The capital contribution was made on December 19, 2005, which is why it is not reflected on the balance sheet.

Appendix B
Subscription Agreement, page B-1
68.	Please revise your subscription agreement to include a bold face legend stating that by executing the agreement, the investor is not waiving any rights under the Securities Act.

The requested legend has been added to the Subscription Agreement on page B-1.
Appendix C
Prior Performance Tables, page C-1
69.	You state in the first paragraph that the “following prior performance tables provide information relating to the real estate investment programs sponsored by Sylvia, Inc., Martin Landis as chief executive, officer of various affiliates of Sylvia, Inc., and Martin Landis.” Please revise to note if the tables include information relating to the programs sponsored by SmithDennison Capital, LLC. Also, please revise to identify the “various affiliates.”

The disclosure has been revised as requested. Please see page C-1.
Table II
70.	Please define footnote 1.

Footnote 1 has been defined.
Table III
71.	We note you include a line item “Cash generated from other.” Please revise to strike this line item and include these amounts in the “Cash generated from operations” line item. Also, please revise to include a footnote for “Cash generated from operations” stating the amounts from sources other than operations.

The tables have been revised as requested.

72.	Please confirm that cash generated from operations for Ocotillo in 2004 is accurate. The column does not appear to be mathematically accurate as it relates to cash flows.

The amounts in the referenced column have been revised.

Table IV
73.	Please define footnotes 1 and 2.

The footnotes have been deleted.
Part II
Item 37. Undertakings, page II-3
74.	Given that your registration statement is not on Form S-3 or Form S-8, please strike the following language from this section: “provided, however, that paragraph (i) and (ii) do not apply if the Registration Statement is on Form S 3 or Form S 8, and the information required to be included in a post effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.”

The referenced language has been deleted. Please see page II-3.
Exhibits
75.	Please file all required exhibit as promptly as possible. We must review all the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

We have filed our tax and legal opinions as exhibits to the Form S-11. We are supplementally filing with the Commission the draft agreement regarding the payment of fees from the Issuer to its Advisor, and the assignment of that contract to the Co-Managers of the Advisor.
Sincerely,
/s/ Gina E. Betts
Gina E. Betts

cc:	Martin Landis
Sean Dennison
Matthew Maulbeck
David Roberts